                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                           ROMAC INTERNATIONAL, INC.
                         ------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                  775835 10 1
                         ------------------------------
                                 (CUSIP Number)

                   Peter Dominici, Romac International, Inc.
    120 West Hyde Park Place, Suite 200, Tampa, Florida 33606 (813)258-8855
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                    4/20/98
                         ------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.












*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        [Continued on following page(s)]


                               Page 1 of 4 Pages

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
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CUSIP NO.   775835 10 1                                                    Page  1  of   3
          ---------------                                                       ---    ---
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============== =====================================================================================================
      1        Names of Reporting Person
               SS or IRS Identification Nos. of Above Person
               H.S. INVESTMENTS, INC.
============== =====================================================================================================
      2        Check the Appropriate Box if a Member of a Group*
                                                                                                            (a) [ ]

                                                                                                            (b) [ ]
============== =====================================================================================================
      3        SEC use only


============== =====================================================================================================
      4        Source of Funds*

               OO
============== =====================================================================================================
      5        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                                                                                [ ]
============== =====================================================================================================
      6        Citizenship or Place of Organization

               Nevada - USA
======================== ----------- ===============================================================================
                             7       Sole voting power

                                     1,595,316
   Number of shares      ----------- ===============================================================================
     beneficially            8       Shared voting power
       owned by
    each reporting                   -0-
        person           ----------- ===============================================================================
         with                9       Sole dispositive power

                                     -0-
                         ----------- ===============================================================================
                             10      Shared dispositive power

                                     -0-
============== =====================================================================================================
     11        Aggregate Amount Beneficially Owned by Each Reporting Person

               1,595,316
============== =====================================================================================================
               Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                                                                [ ]
============== =====================================================================================================
     13        Percent of Class Represented by Amount in Row (11)

               3.4%
============== =====================================================================================================
     14        Type of Reporting Person*

               CO
============== =====================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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
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CUSIP   775835 10 1                                                        Page   2   of    3
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============== =====================================================================================================
      1        Names of Reporting Person
               SS or IRS Identification Nos. of Above Person
               HOWARD W. SUTTER
============== =====================================================================================================
      2        Check the Appropriate Box if a Member of a Group*
                                                                                                            (a) [ ]
                                                                                                            (b) [ ]
============== =====================================================================================================
      3        SEC use only


============== =====================================================================================================
      4        Source of Funds*

               OO
============== =====================================================================================================
      5        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                                                                                [ ]

============== =====================================================================================================
      6        Citizenship or Place of Organization

               USA
======================== ----------- ===============================================================================
                             7       Sole voting power

                                     1,598,516 (includes 3,200 exercisable options)
   Number of shares      ----------- ===============================================================================
     beneficially            8       Shared voting power
       owned by
    each reporting                   -0-
        person           ----------- ===============================================================================
         with                9       Sole dispositive power

                                     1,598,516 (includes 3,200 exercisable options)
                         ----------- ===============================================================================
                             10      Shared dispositive power

                                     -0-
============== =====================================================================================================
     11        Aggregate Amount Beneficially Owned by Each Reporting Person

               1,598,516
============== =====================================================================================================
               Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                                                                [ ]
============== =====================================================================================================
     13        Percent of Class Represented by Amount in Row (11)

               3.4%
============== =====================================================================================================
     14        Type of Reporting Person*

               IN
============== =====================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!



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
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CUSIP   775835 10 1                                                        Page   3   of    3
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

         This Amendment No. 2 to Schedule 13D is being filed on behalf of H.S. Investments, Inc. and Howard W. Sutter relating to the common stock, par value $.01 (the "Common Stock") of Romac International, Inc., a Florida corporation (the "Issuer"). The terms defined in the original Schedule 13D shall have the same meaning when used herein. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended. Only those items reported herein are amended. All other items remain unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5.(e) On April 20, 1998 Mr. Sutter's percentage interests in the Issuer dropped due to the issuance of additional shares in connection with the merger between the Issuer and Source Services Corporation.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1999


                                          H.S. Investments, Inc.

                                          /s/  Howard W. Sutter
                                          -------------------------------------
                                          By:  Howard W. Sutter, President


Date: February 12, 1999


                                          /s/ Howard W. Sutter
                                          -------------------------------------
                                              Howard W. Sutter